Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                        For the month of September, 2004

                              CONVERIUM HOLDING AG
                  ---------------------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F   X        Form 40-F
                                      ------                ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes         No    X
                                    -------    -------

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

                           Converium Holding Ltd, Zug

Zug, Switzerland - August 31, 2004 - Converium today informs on the external reserve review and resulting capital measures.

o Converium's Board of Directors has approved a proposal to recommend to shareholders the raising of additional capital of the CHF equivalent of US$ 420 million by way of a share issue. The offering will be underwritten by a bank syndicate subject to customary conditions. An invitation to an Extraordinary General Meeting and details of the share issue will follow shortly.

o An independent review conducted by Tillinghast confirms that Converium's net reserves as of June 30, 2004, for the segments reviewed, are within a reasonable range of actuarial estimates. As a result of information gained from the Tillinghast analysis Converium will consider an adjustment to its reserve position during the third quarter of 2004 to increase its carried reserves.

o To provide additional comfort as regards the Company's reserve position, Converium has acquired a stop-loss, a retrospective retrocession cover from National Indemnity, a Standard & Poor's "AAA" rated member of the Berkshire Hathaway group of insurance companies. The stop-loss provides additional US$ 150 million cover against potential adverse reserve development of underwriting years 2003 and prior for all business written by Converium AG, Converium Reinsurance (North America) Inc., and Converium Insurance (North America) Inc.

o The restructuring of Converium's asset portfolio and the commutation of prior years' business has reduced its capital requirement by more than US$ 100 million.

o Converium's operations in North America will be restructured. Converium Reinsurance (North America) Inc. will be placed into orderly run-off. The underwriting of North American Specialty Lines long-tail risks will be transferred to Zurich. Converium Insurance (North America) will become the ongoing carrier in North America under a revised business plan. The capital base of this company will be enhanced.

External actuarial review confirms Converium's reserves to be within a reasonable range of actuarial estimates for the segments reviewed

In order to obtain an external review of its overall reserve position, Converium commissioned the actuarial consulting firm Tillinghast-Towers Perrin ("Tillinghast") to perform an independent actuarial review of its non-life reserves as of June 30, 2004 in respect of the Zurich and New York originated businesses. These reserves amount to US$ 6.8 billion and represent 94.9% of Converium's total reserves. Tillinghast's analysis was based on data available at the time Converium issued its second quarter 2004 financial statements supplemented by recent commutations. Tillinghast have relied on the accuracy and completeness of this data and information provided for their analysis. Tillinghast note that there is inherent uncertainty with any estimation of loss reserves. Actual results may vary from the estimates.

As a result of their independent review, Tillinghast have concluded that Converium's overall net reserves as of June 30, 2004, in total, for the segments reviewed, are below their point estimate, but fall within a range of reasonable actuarial estimates. Tillinghast's point estimate for the relevant businesses exceeds Converium's carried reserves as of June 30, 2004 by US$ 212.9 million or by approximately 3.2%. Converium's equity as of June 30, 2004 was US$ 1.35 billion. The Tillinghast review was performed on Converium's overall net reserves for the segments of business analyzed. Tillinghast have not expressed an opinion on the reserves at the statutory entity level.

Converium is taking Tillinghast's study under consideration and, following a detailed analysis of the specific recommendations, will consider making adjustments to carried reserves in the third quarter 2004 to reflect the new information received. Current estimates of anticipated adjustments indicate that a further strengthening of overall net reserves by between US$ 50 million and US$ 100 million may be appropriate in order to bring Converium's carried reserves closer to Tillinghast's point estimate. The precise amount of reserve increase and the resulting financial impact on Converium's consolidated financial statements is dependent upon ongoing commutation discussions. Since June 30, 2004, Converium has commuted US$ 176.8 million in loss reserves related to prior years' business assumed by its North American operation, Converium Reinsurance (North America) Inc. Currently, Converium Reinsurance (North America) Inc. is in negotiations with several clients for offers of commutations, and it is pursuing these diligently. A successful conclusion of such commutations may result in a further reduction in the difference between Tillinghast's point estimate and the Company's current level of reserves. The inability to conclude any additional commutations between now and the end of the third quarter would result in the reserve adjustment coming in at the higher end of the range indicated above.

In order to provide additional comfort as regards the reserve position, Converium entered into a retrospective retrocession agreement with National Indemnity Company, a Standard & Poor's AAA-rated member of the Berkshire Hathaway group of insurance companies. The retrospective retrocession agreement includes two layers, a US$ 150 million out-of-the-money layer, and a US$ 235 million in-the-money layer. The out-of-the money layer provides an additional US$ 150 million of cover against potential adverse reserve development on the underwriting years 2003 and prior, for all business written by Converium AG, Converium Reinsurance (North America) Inc. and Converium Insurance (North America) Inc. The cover of US$ 150 million attaches US$ 100 million in excess of the net reserves carried by these legal entities as of June 30, 2004. The retrocession also includes an in-the-money layer, a cession on a discounted basis of US$ 235 million of net reserves carried by these legal entities as of June 30, 2004. The out-of-the money cover will be accounted for on a risk transfer basis, respectively the in-the-money layer on a deposit accounting basis. The reinsurance charge for this retrocession is US$ 20 million. Converium has retained the right to commute the transaction on July 1, 2009, or thereafter at mutually agreeable terms.

Converium is to raise US$ 420 million through a share issue to be underwritten

Against the backdrop of the reserve strengthening of US$ 384.7 million in the second quarter of 2004, the Company announces a share issue of the CHF equivalent of US$ 420 million that will be underwritten, subject to customary conditions, by a syndicate of banks in order to restore the Company's strong capitalization and protect its franchise.

Details of the share issue will be made available shortly along with specific information on an Extraordinary General Meeting in which shareholders will be asked to approve the proposed capital increase. It is expected that the Extraordinary General Meeting will be held prior to the end of September and that the share issue will close by mid October 2004.

Converium is to implement additional measures to de-risk its balance sheet

In order to secure the strong capitalization needed to successfully execute Converium's strategy and protect the interests of its stakeholders, the Company has taken steps to de-risk its balance sheet, which results in reduced capital requirements from a solvency and rating agency perspective. Converium has analyzed various options and has determined to take the following actions in addition to the share offering:

o         Establish  run-off  unit  and  seek  commutations  wherever  adequate.
          Converium is in the process of establishing a unit to ensure an orderly run-off of business written by its Converium Reinsurance (North America) Inc. business unit. Included within the scope of an orderly run-off will be the entertainment of offers of commutation where adequate. Commutations can accelerate the realization of profit inherent in long-tail reserves by crystallizing outstanding claims reserves into payments, which are discounted to reflect the time value of money. Since commutation payments essentially reflect a discounted present value of future cash flows, future investment income earned will decline as the assets backing those reserves are liquidated to make payments. In addition, commutations reduce the amount of reserves carried on Converium's balance sheet and therefore reduce the capital required to address reserve risk from a solvency perspective.

o Reduce volatile lines of business. In the United States, Converium will substantially reduce its exposure to lines of business which are capital intensive due to their high volatility. This would include so-called national account writers of lead umbrella and excess & surplus lines, as well as heavy commercial auto lines written on an excess basis. In addition, Converium anticipates that it will significantly reduce its writings of directors' & officers' liability where it believes that a weakening in market and policy conditions would make it more challenging to achieve adequate risk-adjusted profitability targets.

o Reduce investment portfolio risks. Since June 30, 2004, Converium has adjusted its asset allocation and lowered its exposure to investments in equity securities by almost US$ 500 million. This will reduce its equity exposure to below 4% of total invested assets from approximately 10% as of June 30, 2004. These sales generated net realized capital gains of approximately US$ 17.6 million, which will be recorded in the third quarter of 2004. The proceeds of this divestiture will be invested in highly liquid and highly rated fixed-income instruments. As equity securities generally have a greater volatility associated with them than other assets such as highly rated fixed-income instruments, they require a higher capital charge. The sale of equities will therefore have a beneficial impact by reducing Converium's capital requirements. In addition, in order to protect shareholders' equity from potential future interest rate rises, Converium has lowered the modified duration of its fixed-income portfolio from 3.8 as per June 30, 2004 to 3.6. Sales relating to this reduction in duration generated net realized capital losses of less than US$ 2.0 million. Fixed-income securities with a lower duration generally exhibit lower interest rate sensitivity than longer-term bonds. Furthermore, since June 30, 2004 Converium has increased the OECD government bonds portfolio classified as held-to-maturity by US$ 300 million. In total, the measures taken to reduce investment risks provide Converium with a capital relief of up to US$ 100 million.

Strong capitalization necessary to protect the Converium franchise

A successful capital raising complemented by the various measures to reduce the capital required by the business will be instrumental in maintaining Converium's strong franchise. By restoring its capital adequacy the Company expects to preserve a strong financial strength rating, which is a prerequisite for retaining and gaining access to reinsurance business, as it is a key criteria used by clients and intermediaries to assess counterparty risk. A strong financial strength rating is particularly important in some of Converium's more profitable lines, i.e. in specialty lines such as aviation & space and credit & surety.

Converium is committed to the further development of its successful efforts in building a lasting franchise in Standard Property & Casualty Reinsurance as well as in various specialty lines, either as a leading reinsurer or through its ongoing development and expansion of strategic alliances.

Against this backdrop Converium will continue to execute its strategy, which is focused on:

o applying state-of-the art cycle management practice, especially in the more price-sensitive Standard Property & Casualty Reinsurance segment,

o profitably growing the Company's high-margin and expertise-intensive specialties book of business, especially in the areas of aviation, agribusiness, credit & surety and professional liability in Europe, and

o        expanding its Life & Health Reinsurance segment.

In implementing its strategy the Company remains committed to underwriting for profit. As regards pricing, Converium's after-tax target return for each line of business is 11% plus the higher of 4% or the local risk-free rate (i.e. at least 15% in total) on allocated risk-based capital in each market. Meeting these targets requires a constant management of the underwriting cycle including the avoidance of under-priced business.

North American business to be reorganized

While the overall strategy of the Company remains unchanged, Converium intends to implement changes to the way it is executed. In conjunction with the Company's goals to reduce exposure to highly capital-intensive lines of business in the US, Converium will discontinue the local writing of long-tail specialty lines reinsurance from North America. Going forward, these lines will be written using Converium AG, Zurich, and its Bermuda branch as carrier. These steps are expected to result in a reduction of North American gross premium volume by up to US$ 500 million.

This new approach will be implemented by taking the following measures subject to regulatory approval:

o Converium Reinsurance (North America) Inc., ("CRNA"), will be placed into orderly run-off and Converium will seek to commute CRNA's liabilities wherever adequate. The statutory surplus for CRNA as of 30 June, 2004 was US$ 394.1 million.

o Converium intends to increase the shareholders' equity of Converium Insurance (North America) Inc., ("CINA"), by US$ 350 million. CINA will be made a direct operating subsidiary of Converium Holdings (North America) Inc., ("CHNA"). As a result of these actions, CINA's policyholders' surplus will be increased to over US$ 400 million. It is intended that CINA will become the issuing carrier for future local underwriting of Standard Property & Casualty Reinsurance, aviation insurance, agribusiness insurance/reinsurance, accident & health reinsurance and workers' compensation reinsurance.

o In order to emphasize the core status of CINA within Converium, CINA will be granted a parental guarantee from Converium AG, Zurich.

Dirk Lohmann, CEO, said: "These organizational changes reflect a series of painful lessons learned from prior year casualty underwriting in the United States. A centralization of underwriting responsibilities for the long-tail specialty lines is expected to facilitate the implementation of rigorous and globally consistent underwriting standards." He continued: "In addition, we believe that this course of action and the proposed changes to the legal entity structure will help ensure that Converium can continue to offer its clients and producers in North America a Converium entity with the highest financial strength rating possible."

Peter Colombo, Chairman of the Board of Directors, stated: "The Board of Directors has initiated and unanimously approved the course of action taken by management. We believe that the proposed capital increase is in the interest of our shareholders as it will help safeguard Converium's strong franchise. The planned size of the share issue takes into account an independent assessment of Converium's reserve position as well as the various measures which reduce the Company's capital requirements. The Board will carefully monitor the implementation of the comprehensive and balanced set of financial, organizational and strategic measures announced today."

                                  * * * * * * *

Conference call details

Converium will hold a conference call for the investment community and is pleased to invite you to participate. This call will be webcast live on the Internet at www.converium.com. Please dial in 10 to 15 minutes before and ensure that you have Real Media PlayerTM or Windows Media PlayerTM.

The conference call will be held on Tuesday, August 31, 2004
at       3:00 p.m. Central European Time (CET)
         2:00 p.m. Greenwich Mean Time (GMT)
         9:00 a.m. Eastern Standard Time (EST)
         6:00 a.m. Pacific Standard Time (PST)

call     +41 (0) 91 610 5600        Europe
         +44 (0) 207 107 0611       UK
         +1 (1) 866 291 4166        Toll Free USA only
         +1 866 519 5086            Toll Free Canada
         +1 866 519 5087            Toll Free Mexico

         and quote "Converium"

For those of you unable to participate actively in this conference call, an audio recording will be available one hour after the event for 24 hours. The number to dial and the access code are as follows:

       +44 (0) 207 866 4300         from UK
       +41 (0) 91 612 4330          from Europe
       +1 412 317 0088              from North America

followed by the access code 450 #

A few hours after the event the full webcast with Q&A will be available for a period of one month on www.converium.com.


Enquiries:

Michael Schiendorfer                             Zuzana Drozd
Media Relations Manager                          Head of Investor Relations

michael.schiendorfer@converium.com               zuzana.drozd@converium.com

Phone:   +41 (0) 1 639 96 57                     Phone:  +41 (0) 1 639 91 20
Fax:     +41 (0) 1 639 76 57                     Fax:    +41 (0) 1 639 71 20

About Converium

Converium is an independent leading global multi-line reinsurer known for its innovation, professionalism and service. Today Converium ranks among the top ten professional reinsurers and employs approximately 850 people in 23 offices around the globe. Converium is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium's net losses for the September 11, 2001 terrorist attacks in the United States are capped at US$ 289.2 million by its former parent, Zurich Financial Services. Converium has minimal A&E exposures. Converium has an "A -" rating (negative outlook) from both Standard & Poor's and A.M. Best Company.

Important Disclaimer

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `expects', `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, the reinsurance market, the outcome of insurance regulatory reviews, the Company's operating results, the rating environment and the prospect for improving results, the amount of capital required and impact of its capital improvement measures, including the restructuring of our U.S. business and its reserve position. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions; the frequency, severity and development of insured loss events arising out of catastrophes, as well as man-made disasters; the outcome of our regular quarterly reserve review, our ability to raise capital and the success of our capital improvement measures, the ability to obtain applicable regulatory approval for our capital improvement measures, the ability to exclude and to reinsure the risk of loss from terrorism; fluctuations in interest rates; returns on and fluctuations in the value of fixed-income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Please note that the company has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will however provide investors with perspective on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.

This document does not constitute or form part of an offer or solicitation of an offer, an invitation to subscribe for or purchase any securities. In addition, the securities of the company to be issued in any share offering have not and will not be registered under the United States securities laws and may not be offered, sold or delivered within the United States or to US persons absent registration under or an exemption from the registration requirements of the United States securities laws.


www.converium.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CONVERIUM HOLDING AG


                                               By:/s/ Dirk Lohmann
                                                  ----------------
                                                  Name:      Dirk Lohmann
                                                  Title:     CEO


                                               By:/s/ Christian Felderer
                                                  ----------------------
                                                  Name: Christian Felderer
                                                  Title: General Legal Counsel


Date:  September 3, 2004